

Offering Statement for Ace Green Recycling, Inc. ("Ace Green Recycling")

Ace Green Recycling, Inc. ("Ace Green Recycling, Inc. ," the "Company," "we," or "us"), a Delaware Corporation incorporated on March 3, 2021, is holding the following offering:

Up to $5,000,000.00 in Common Stock at $200.00 per share with a minimum target amount of $10,000.00.

Offering Minimum: $10,000.00 | 50 shares of Common Stock
Offering Maximum: $5,000,000.00 | 25,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $200.00 per Share
Minimum Investment Amount (per investor): $200.00 | 5 shares of Common Stock

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $200.00. The Company must reach its Target Offering Amount of $10,000.00 by March 31st, 2026 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $10,000.00 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under

the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

We are party to a Business Combination Agreement, dated as of December 4, 2024, by and among the Company, Athena Technology Acquisition Corp. II, a special purpose acquisition company ("Athena"), and Project Atlas Merger Sub Inc., a direct, wholly owned subsidiary of Athena, pursuant to which Merger Sub would merge with and into Ace Green, with Ace Green surviving the merger as a wholly-owned subsidiary of Athena. Under the Business Combination Agreement, either Ace Green or Athena may or may not agree to extend the Business Combination Agreement as the merger will not be consummated before December 4, 2025. Ace Green is considering pursuing a direct listing in lieu thereof.

In that regard, the Company has confidentially submitted a draft registration statement on Form S-1 with the SEC relating to the potential initial public offering of its common stock, including the resale of shares of common stock by certain of our existing stockholders.

This document is generated by PicMii Crowdfunding LLC ("PicMii"), which is not a registered broker-dealer. PicMii does not give investment advice, endorsement, analysis or recommendations with respect to any securities. All securities listed here are being offered by, and all information included in this document are the responsibility of, the applicable issuer of such securities. PicMii has not taken any steps to verify the adequacy, accuracy or completeness of any information. Neither PicMii nor any of its officers, directors, agents or employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information in this document or the use of information in this document.

All regulation CF offerings are conducted through PicMii Crowdfunding LLC, a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities, contact PicMii Crowdfunding LLC:

support@picmiicrowdfunding.com

PicMii does not make investment recommendations and no communication through this website or in any other medium should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

Cautionary Note Concerning Forward-Looking Statements

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward- looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

About This Form C

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "RISK FACTORS".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION

OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK AND TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found in the companies SEC filings here:

https://www.acegreenrecycling.com/

The Company must continue to comply with the ongoing reporting requirements until:

1. the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2. the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3. the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4. the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5. the Company liquidates or dissolves its business in accordance with applicable state law.

The Company

Issuer Information

Ace Green Recycling, Inc.

1001 West Loop South – Suite # 635, Houston, TX 77027

Eligibility

The following are true for Ace Green Recycling, Inc. :

1. Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
2. Not Subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
3. Not an investment company registered or required to be registered under the Investment Company Act of 1940.
4. Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer Format).
5. Has filed with the Commission and provided investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
6. Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?
No.

Directors, Officers and Promoters of the Company

The following individuals (or entities) represent the company as a director, officer or promoter of the offering:

Employee Name and Title

Mr. Nishchay Chadha: Chief Executive Officer

Mr. Chadha's primary position is with the issuer.

Employee Background

Nishchay Chadha is the co-Founder of Ace Green and has served as Chief Executive Officer and a Director of Ace Green since its incorporation in March 2021. He has also served as a Director of A-GS since September 2020 and served as its Chief Executive Officer from December 2019 to August 2021. Prior to his positions at Ace Green and A-GS, Mr. Chadha had an extensive career in the metals, recycling and mining space. Mr. Chadha began his career in 2006 with Vedanta Resources Plc as a mining engineer and later transitioned into commercial roles, first as a Commodity Coordinator where he managed procurement of critical materials required for mining and smelting and later as Country Manager to manage distribution of metals across Asia and Africa for Vedanta Resources Plc group companies. From 2011 to 2012 he also served as the Head of International Sales & Marketing and briefly as in-charge for coal procurement at Hindustan Zinc Limited (a group company of Vedanta Resources Plc) before he moved to Trafigura India Pvt Limited as a trader to work on supply chain for various metals like zinc, lead, copper, aluminum, tin, and silver and to manage recycling business for their group company TAG Eco Recycling Pte Ltd, which operated recycling facilities in various countries. Between 2014-2018, Mr. Chadha managed Asia-Pacific business for battery and critical materials like lead and zinc for Trafigura Pte Limited which involved working on global supply chain and multiple recycling and mining projects. As part of his role, in addition to Asia-Pacific region, he was also involved in projects in North and South America, Europe and Africa. Between 2018 and 2019, before he co-founded A-SG, Mr. Chadha oversaw global trading roles in managing supply chain, mining and recycling projects for critical metals and battery materials focused start-ups. Mr. Chadha graduated from the Indian Institute of Technology (Indian School of Mines), Dhanbad in 2006 with a Bachelor of Technology in Mining Engineering, and the Indian School of Business in 2011, with a Master of Business Administration in Finance, Strategy, & Leadership. Ace Green believes that Mr. Chadha is qualified to serve as a Director based on his many years of experience in the commodities/metals/recycling/mining industry, experience in building global supply chains, working with various entities in the recycling industry, commodity traders, and mining companies, understanding of various products in battery materials ecosystem, experience in structuring cross border transactions, risk management and education, as well as his knowledge of Ace Green as co-Founder and Chief Executive Officer.

3-Year Work History

Ace Green Recycling, Inc. | Founder and CEO | March 2021 – present

Employee Name and Title

Dr. Vipin Tyagi: Chief Technology Officer

Dr. Tyagi's primary position is with the issuer.

Employee Background

Dr. Vipin Tyagi is a co-founder of Ace Green and has served as its Chief Technology Officer and Director since its incorporation in March 2021. His diverse background encompasses commodities trading, entrepreneurship, and deep technical expertise. Dr. Tyagi began his career at Merrill Lynch, specializing in power, energy, and metals trading and structuring across their Houston, London, and Singapore offices. This experience provided him with a strong foundation in commodity markets and financial structuring, skills crucial for Ace Green's and the Combined Company's growth. Following his tenure at Merrill Lynch, he founded and served as Chief Executive Officer of Verdeen Chemicals, Inc. from August 2015 to February 2021, where he led the development of battery recycling technologies and gained valuable experience in leading and building teams. Dr. Tyagi's technical expertise spans battery materials, industrial processes, facility automation, and new technology development, demonstrating a comprehensive understanding of key elements essential to Ace Green's business. He has a proven track record of leading and building high-performing teams, a critical skill for driving innovation and growth. He holds a Bachelor of Technology and a Master of Technology in Mechanical Engineering from the Indian Institute of Technology, Bombay, and a Doctor of Philosophy in Mechanical Engineering from Texas A&M University. Ace Green believes Dr. Tyagi's deep understanding of its business, including technology development and deployment gained through his experience with Ace Green and Verdeen, qualifies him to serve as a Director

3-Year Work History

Ace Green Recycling, Inc. | CTO | March 2021 – present

Employee Name and Title

Teodoro Alban: Chief Financial Officer

Mr. Alban's primary position is with the issuer.

Employee Background

Teddy Alban has served as the Chief Financial Officer of Ace Green since July 2022. Prior to joining Ace Green, Mr. Alban was Chief Financial Officer of Acclaim Energy, Ltd., a provider of strategic energy management services, from January 2021 to July 2022 and of Rotary Drilling Tools, Inc., a manufacturer and supplier of tubular drilling tools catering to oil and gas field operators and drilling contractors, from January 2016 to December 2020. Mr. Alban graduated from Brown University with a Bachelor of Science in Mechanical Engineering and from the London Business School with a Master of Science in Finance.

3-Year Work History

Ace Green Recycling, Inc. | Chief Financial Officer | July 2022 – present

Principal Security Holders

Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control - as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

<u>**Principal Security Holder Name**</u>

Nishchay Chadha

Securities

391,929 shares

Security Class

Common stock

Voting Power

36.5%

<u>Principal Security Holder Name</u>

Dr. Vipin Tyagi

Securities

379,894 shares

Security Class

Common stock

Voting Power

35.3%

Business and Anticipated Business Plan

Business of the issuer and the anticipated business plan

Company Overview

Ace Green is a battery recycling technology company developing modular GREENLEAD® and modular LITHIUMFIRST™ technologies for the recycling of scrap (or end-of-life or waste) lead-acid ("LAB") batteries and lithium-ion ("LIB") , respectively. Both technologies are fully electrified and use innovative hydrometallurgical processes and proprietary equipment to recover critical raw materials for battery manufacturing including lead and lithium, cobalt, nickel, graphite. Ace Green's recycling technologies result in zero Scope-1 carbon emissions and generate no toxic liquid or solid waste.

With a focus on environmental sustainability, Ace Green designed both its GREENLEAD® and LITHIUMFIRST™ technologies to use less energy, reduce carbon emissions and produce less liquid and solid waste compared to traditionally used pyrometallurgical (a high temperature metal extraction processes, called smelting, used for both LABs and LIBs) and chemical based extraction (a solvent-extraction based hydrometallurgical process used for LIBs) processes for battery recycling. Through the incorporation of innovations that Ace Green has developed in this regard, both technologies are engineered to enable efficient recovery of critical raw materials through their recycling process. We believe that, through the innovations that Ace Green has incorporated into them, Ace Green's technologies have the potential to reduce the environmental impact of battery recycling, enhance the security and reliability of battery material supply chains, and contribute to a more sustainable system where resources are continuously reused rather than discarded, that is, a "circular economy."

Ace Green is dedicated to continuous research and development. Building on our existing innovations in electrified battery recycling, we are working to improve our current technologies and develop new processes for recovering critical battery materials.

Company Background

Ace Green was formed in 2021 when it acquired two companies that now constitute its operating subsidiaries: Verdeen Chemicals, Inc. ("Verdeen"), a U.S. company specializing in advanced chemical-based (hydrometallurgical) recycling of used lead-acid batteries, and Ace Recycling Pte Ltd. ("A-SG"), a Singaporean company focused on building a supply chain for recycling metal waste, including battery materials. This business combination brought together Verdeen's technological expertise with A-SG's supply chain development efforts, strengthening Ace Green's ability to develop better recycling technologies and reach wider markets.

Verdeen, founded in 2015, aimed to create a sustainable, scalable, and profitable way to recycle LABs. Initially, Verdeen developed an innovative chemical-based (hydrometallurgical) process to produce lead oxide (also known as red lead) from scrap LABs, a key material used in energy storage batteries. Verdeen then refined its technology to directly produce lead from scrap LABs. With funding from the Government of India's Technology Development Board in 2018, Verdeen scaled up this zero direct-emission (Scope 1) technology to pilot commercial size, constructing a facility that started production in 2019. Between 2019-2022, it successfully scaled up the facility and recycled more than 785,000 pounds of LABs for Luminous Power Technologies Pvt. Ltd., a subsidiary of Schneider Electric in India. Verdeen has also developed a process to recover lead from slag, a hazardous waste byproduct of traditional high-temperature (pyrometallurgical) LAB recycling and has tested it at bench scale.

Founded in 2019, A-SG helped metal recycling businesses grow by offering several key services: providing financial support (including working capital and project financing); offering access to cleaner technologies; ensuring responsibly sourced materials; and creating better sales opportunities. A-SG connected recycling businesses with companies that needed their recycled products or could supply them with raw materials. They also offered risk management and financial solutions to support business growth. A-SG built relationships and entered into service agreements with various companies in the metal industry across Asia, Europe, the United States, Australia, and Africa, including those working with battery materials like lead, lithium, nickel, cobalt, copper, and aluminum.

Ace Green utilizes a network of wholly-owned subsidiaries to manage its diverse operations. These subsidiaries are structured as follows:

- **U.S. Subsidiaries:**

  - AGR Personnel Inc. (Delaware): Manages U.S. employment.

  - AGR Lithium Inc. (Delaware): Owns Ace Green's LIB recycling intellectual property.

  - Verdeen Chemicals Inc. (Delaware): Owns Ace Green's LAB recycling intellectual property.

  - AGR Licensing Inc. (Delaware): Manages Ace Green's global licensing and contracting activities.

  - AGR Asset Holdings Inc. (Delaware): Will own Ace Green's LAB recycling assets.

  - AGR Lithium Asset Holdings Inc. (Delaware): Will own Ace Green's LIB recycling assets.

  - AGR Enterprises Inc. (Delaware): Manages Ace Green's U.S. supply chain and trading operations.

- **U.K. Subsidiary:**

  - Ace Greeen Recycling UK Ltd.: Manages Ace Green's sales, marketing and business development activities in the UK and Europe.

- **Singapore Subsidiary and Indian Subsidiaries of A-SG:**

  - Ace Recycling Pte Ltd (Singapore): Serves as Ace Green's Singapore trading and commercial entity, and has two wholly-owned subsidiaries:

    - AGR Equipments Pvt. Ltd. (India): Fabricates LAB recycling equipment for Ace Green's licensing partners.

    - Verdeen Chemicals Pvt. Ltd. (India): Owns and operates Ace Green's LIB recycling facility in India.

Since its inception, Ace Green has pursued a licensing model to commercialize its GREENLEAD® technology. Between 2019 and 2022, Ace Green completed a pilot-commercial scale operation of GREENLEAD® in India, recycling used LABs for Luminous Power Technologies Pvt. Ltd., a Schneider Electric company. This pilot successfully demonstrated the recovery of lead from scrap LABs and validated the cost-effectiveness of the process for commercial viability. Ace Green began commercial deployment of GREENLEAD® at a licensee's facility in Taiwan in 2024. Since 2023, Ace Green has been conducting pilot-scale operations of LITHIUMFIRST™ technology at its facility in India. This pilot has successfully demonstrated the recovery of lithium carbonate and other valuable materials from spent LIBs and confirmed the projected cost-effectiveness of the process for future large-scale operations. Currently, however, the market for lithium carbonate, the main product from our LIB recycling process, is still developing and market prices for lithium carbonate are currently too low to make full-scale operations of LIB recycling cost-effective. As a result, we currently intend to maintain our pilot-scale operations of the LITHIUMFIRST™ technology at our India facility and to focus on the LAB recycling part of our business for the foreseeable future. This approach is designed to facilitate continued research and development while supporting the eventual phased transfer and integration of these operations to our planned commercial-scale battery recycling facility in Texas, if and when the market improves such that commercial-scale LIB recycling is economically viable. We expect, however, that our primary focus during at least the next two to three years will be on our LAB recycling operations.

Ace Green operates and continues to develop a platform to improve the battery materials supply chain. This platform, based on the one originally created by A-SG, helps manage the flow of battery materials at every step of the battery value chain, from raw materials (like metal-containing waste including scrap batteries) and partially processed materials (what we call "intermediates") to final products that battery manufacturers use to manufacture new batteries. The battery value chain can be best thought of as a series of steps: first, the securing of the necessary raw materials; then, the processing of such raw materials into intermediate products; and finally, those intermediates are turned into finished batteries. Our platform connects companies involved in each of these steps, from those who supply raw materials to those who manufacture batteries and those who recycle them. This platform helps companies overcome challenges that they might face in getting the materials they need or selling their finished products by connecting them with others in the industry. By working with these companies through the platform, we also build valuable relationships with potential future customers for our battery recycling technology.

In September 2023, Ace Green entered into a Funds-In Cooperative Research and Development Agreement with Alliance for Sustainable Energy, LLC, in its capacity as Manager and Operator of the U.S. Department of Energy's National Renewable Energy Laboratory to enhance our LIB recycling technology. This agreement establishes a collaborative research and development framework between Ace Green and the National Renewable Energy Laboratory pursuant to which the National Renewable Energy Laboratory will help Ace Green evaluate and develop its processes for environmentally friendly and low-cost recycling of graphite, LFP batteries (a widely used type of LIB), and other cathode materials from spent LIBs, including improving Ace Green's current recycling process in a manner that will result in an increase in the quality of the recovered graphite from spent LIBs. As battery-grade graphite sells for more than the lower-grade graphite typically recovered from spent batteries, this anticipated upgrade has the potential to significantly improve the economic viability of LIB recycling by increasing the value of recovered materials. Ace Green will pay two-thirds of the anticipated costs of the research and development activities to be conducted pursuant to the agreement, half in cash and half in in-kind contributions, with the National Renewable Energy Laboratory paying the remaining anticipated costs in cash, subject to available funding.

Markets Overview and Opportunity

The battery recycling industry plays a vital role in creating a more sustainable future for battery materials. The rapidly growing demand for batteries, driven largely by the rise of electric vehicles and the increasing need for energy storage solutions, presents significant environmental and economic challenges. Discarded batteries pose a substantial environmental risk. Improperly handled batteries can leach harmful substances, such as heavy metals and corrosive chemicals, into the soil and water, contaminating ecosystems and posing risks to human health. These substances can also contaminate the air if batteries are incinerated. Therefore, proper handling and processing of end-of-life batteries are crucial. Furthermore, continuously mining virgin materials to meet the ever-increasing demand for new batteries depletes finite natural resources and can cause significant environmental damage, including habitat destruction and pollution. Economically, this reliance on virgin material mining can lead to price volatility and supply chain vulnerabilities for critical battery materials. Battery recycling offers a solution to these challenges. By recovering valuable metals and other components from spent batteries, we reduce the volume of hazardous waste entering landfills and lessen our dependence on environmentally damaging mining practices. This recovery process also helps secure a stable and reliable supply of critical materials needed for battery production, mitigating potential price fluctuations and supply chain disruptions.

Recycling Processes and Goals:

Traditional battery recycling typically involves two main stages:

1. **Pre-processing (mechanical separation):** This stage physically separates the battery components. Dismantling involves manually taking the battery apart to isolate larger components like the casing and electrodes. Shredding then reduces the remaining materials into smaller pieces, and sieving uses screens to separate these pieces by size, preparing them for the next stage.

2. **Post-processing (metal recovery):** The shredded and sieved battery materials then undergo further processing to recover valuable metals. Two primary methods are used:

   • **Hydrometallurgical Processing:** This method uses chemical solutions to dissolve and extract valuable metals, such as lead, lithium, cobalt, nickel, and copper.

   • **Pyrometallurgical Processing (Smelting):** This process uses extremely high temperatures to melt and separate metals. While effective for recovering certain metals, it can produce significant emissions, including carbon emissions, and harmful waste.

Recycling Process Outputs and Their Importance:

Recycled battery materials offer significant value due to their use in new batteries and other applications. The key outputs of battery recycling processes include:

• **Black Mass:** This is a mixture of valuable metals — including lithium, cobalt, nickel, manganese, iron, aluminum, and copper — recovered from LIBs. These metals are essential for manufacturing new batteries. Black mass is typically further processed using hydrometallurgical or pyrometallurgical methods to separate and refine the individual metals. Hydrometallurgical processes produce metal salts (chemical compounds of metals), while pyrometallurgical processes produce the metals in their pure form. These refined metals and metal salts are then used in the production of new batteries.

- **Lead:** Recovered from LABs, lead is a crucial component in automotive batteries and various industrial applications. These industrial uses include backup power systems (for hospitals, data centers, and emergency lighting), uninterruptible power supplies, and industrial equipment (such as forklifts, mining equipment, and telecommunications systems).

- **Graphite:** A key component of lithium-ion battery anodes, graphite recovered during recycling can be upgraded (upcycled) to battery-grade quality and reused in new battery production.

- **Plastics:** The plastic casings recovered from batteries can be recycled and used to make new battery casings or other plastic products.

Recycling battery materials offers several key benefits:

- **Strengthened Supply Chains:** Recycling creates a domestic supply of critical battery materials, reducing dependence on foreign suppliers and mitigating potential supply chain disruptions.

- **Conserved Natural Resources:** Recycling minimizes the need for environmentally and socially impactful primary mining, thus conserving valuable natural resources.

- **Lower Material Costs:** Recovered materials are often less expensive than newly mined materials, which improves the cost competitiveness of battery manufacturing.

- **Improved Environmental Sustainability:** Recycling lessens the overall environmental footprint of battery production and disposal by reducing waste and emissions.

- **Reduced Energy Use:** Recycling generally requires less energy than producing battery materials from primary mining.

Ace Green's Market Opportunity

Ace Green has developed commercially viable and environmentally sustainable hydrometallurgical and modular battery recycling processes to capitalize on several key aspects of the growing battery recycling market. Ace Green's modular approach breaks down the recycling process into smaller, independent units, each focused on a specific task. This modular design offers several advantages, including scalability, flexibility, reduced capital investment, and reduced operational risks.

- **Meeting Current and Expanding Demand:** While LAB recycling has been an established industry for decades, the recent surge in demand for LIBs has driven the need for efficient LIB recycling solutions. Ace Green's technologies address both LAB and LIB recycling, catering to the evolving needs of the battery industry.

- **Enabling Localized Recycling:** Ace Green's modular technologies enable localized battery recycling. This reduces the risks and costs associated with transporting hazardous battery waste over long distances. It also allows regions generating battery waste to process it locally, fostering the development of regional, self-sufficient systems for battery material reuse. This localized approach strengthens local economies, reduces reliance on global supply chains, and minimizes the environmental impact of transportation.

- **Minimizing Environmental Impact and Ensuring Commercial Viability:** Ace Green has designed its technologies to minimize environmental impact and ensure commercial viability. Our processes achieve this by:

  - **Reducing carbon emissions:** Electrifying processes and avoiding the use of fossil fuels significantly reduces carbon emissions.

  - **Reducing waste:** Recycling aqueous media back into the process and generating sellable byproducts minimizes waste generation.

  - **Commercial viability:** Our technologies offer lower operating costs, higher material recovery rates, and reduced regulatory compliance burdens compared to traditional technologies. Traditional technologies often face challenges related to high emissions, low recovery rates, high costs, and stringent regulatory requirements.

- **Supporting a Sustainable Supply Chain:** By focusing on recovering and reusing critical materials in battery manufacturing, Ace Green contributes to a circular economy for batteries. This approach helps ensure a stable and secure supply of these essential materials.

Ace Green's Business

Ace Green's Technology and Competitive Advantages

Ace Green has developed LITHIUMFIRST™ and GREENLEAD® modular technologies for recycling spent LIBs and LABs, respectively. "Modular" means that the recycling process is broken down into smaller, self-contained units, each performing a specific function. This modular design offers several advantages, including scalability (easily increasing or decreasing capacity) and reduced risk (limiting the impact of a malfunction in one unit).

GREENLEAD® Technology for LAB Recycling

Ace Green's GREENLEAD® technology represents a significant advancement over traditional pyrometallurgical (smelting) processes for LAB recycling. Unlike smelting processes, which operate at extremely high temperatures (over 1,000°C), GREENLEAD® is a fully electrified electrochemical process that operates at ambient temperature. Figure 1 below illustrates the key differences between Ace Green's GREENLEAD® technology and traditional smelting processes in LAB recycling. Ace Green's innovative approach offers several key advantages:

[9] Zihao Li, Justin Yang, *Growing LFP adoption drives need for more transparency across chemistry's supply chain*, Dec. 18, 2023, FastMarkets, available at *https://www.fastmarkets.com/insights/growing-lfp-adoption-drives-need-for-more-transparency-across-chemistrys-supply-chain*.

[10] *Id.*

- **Zero Scope-1 Carbon Emissions:** By eliminating the need for high-temperature combustion processes, GREENLEAD® eliminates direct carbon emissions associated with fossil fuel use, aligning with the growing global emphasis on sustainability.

- **Zero Waste Production:** GREENLEAD® generates zero liquid or solid waste by recycling the water used in the process and generating sellable byproducts. Traditional recycling methods, on the other hand, often produce significant amounts of hazardous waste that require specialized disposal, adding to the environmental burden and operational cost.

- **Higher Lead Recovery and Purity:** GREENLEAD® recovers up to 99% of the lead from spent LABs, compared to the up to 97% recovery rate achieved by traditional smelting. Furthermore, GREENLEAD® produces high-purity lead metal, minimizing or eliminating the need for extensive and costly downstream refining often required after smelting.

- **Direct Production of Lead Alloys from Grid-Metallics:** GREENLEAD® uses a proprietary chemical process at room temperature to treat grid-metallics (a lead alloy used to make the support grid for the active material in LABs) recovered during battery dismantling. This process removes adhering lead compounds (lead oxides and lead sulfates), allowing the cleaned grid-metallics to be directly cast into valuable lead alloys. Traditional recycling methods typically require smelting grid-metallics, an energy-intensive process that GREENLEAD® eliminates, further reducing operating costs.

- **Improved Environmental and Worker Safety Performance:** GREENLEAD® significantly reduces environmental impact by eliminating hazardous emissions, such as lead dust and hazardous waste, compared to traditional smelting. Furthermore, GREENLEAD® operates at room temperature in a fully-wet environment, meaning all processing steps occur within a water-based solution (aqueous media). This eliminates worker exposure to high temperatures and lead dust, creating a safer and healthier work environment.

- **Proprietary Chemical Formulations:** Ace Green has developed proprietary chemical formulations using readily available, non-toxic compounds. They enable the use of cost-effective sodium hydroxide as an electrolyte and optimize material recovery. These unique formulations create a competitive advantage, a barrier to entry, and valuable intellectual property for licensing or joint ventures.

- **Modular Design:** GREENLEAD®'s modular design allows for easy scalability. The modularity means the system is composed of independent units, each performing a specific part of the recycling process. This allows for easy expansion, adding more modules as needed to meet growing market demand.

- **Seamless Integration with Existing Infrastructure:** GREENLEAD® is designed to integrate with existing LAB recycling infrastructure for ancillary operations, such as battery breaking, spent electrolyte treatment, sodium sulfate manufacturing, scrap plastics cleaning and recycling, and refining/lead ingoting. This offers existing recyclers a significant advantage by allowing them to adopt GREENLEAD® technology in phases, minimizing the capital expenditure required for transition. As GREENLEAD® can utilize much of their existing equipment, recyclers avoid the cost and disruption of building an entirely new facility. This compatibility also makes GREENLEAD® an attractive option for licensing or joint venture partnerships, as it reduces the financial risk for potential partners. As shown in *Figure 1*, these ancillary equipment units are standard, off-the-shelf components commonly used in traditional LAB recycling.



Figure 1

LITHIUMFIRST™ Technology for LIB Recycling

Current LIB recycling primarily uses two methods - pyrometallurgical (smelting) and hydrometallurgical processes. Smelting, while effective for recovering nickel and cobalt, typically results in significant lithium loss within the slag (a toxic solid waste byproduct of smelting) and generates substantial emissions. Hydrometallurgical processes, often adapted from solvent-extraction techniques used in mining, can recover a wider range of valuable metals, including lithium. However, these processes often require significant amounts of chemicals, water, and energy, resulting in high operating costs and generating substantial liquid waste (effluent) that requires treatment before environmental release. This effluent treatment can be complex and expensive, potentially limiting water reuse within the recycling process. Furthermore, in hydrometallurgical systems, lithium recovery often occurs late in the process, which can limit the overall lithium recovery rate. This lower lithium recovery is particularly problematic for recycling LFP batteries, where lithium is the only valuable material. The combination of lower lithium recovery and higher processing costs makes traditional hydrometallurgical recycling of LFP batteries less commercially viable.

Ace Green's LITHIUMFIRST™ technology is a significant advancement over these traditional methods. Because the LIB recycling landscape is constantly evolving, with changing battery types and currently limited volumes of spent batteries, Ace Green has designed LITHIUMFIRST™ as a modular system that prioritizes lithium recovery, a critical component of all LIBs. This modularity, as discussed above, offers two key advantages including easy scalability, allowing Ace Green to expand capacity by simply adding more modules as the volume of spent LIBs increases, and reduced upfront capital investment, as expansion can be phased in over time to meet evolving market needs.

While Ace Green's strategic focus is on LFP batteries due to their growing market share, the LITHIUMFIRST™ platform's modular architecture is designed to accommodate diverse battery types. The LFP process is integrated within the broader NMC process, but has been optimized to operate at room temperature (compared to about 300°C for NMC batteries). This allows for lower operating expenses as there is no need for heating and allows for commercial viability of the LFP battery recycling. This means that the same core modules can be used for both types of batteries, with additional modules added or adjusted as needed for specific material recovery from different battery types. This design minimizes the need for completely separate processing lines for each battery type, increasing efficiency and reducing capital costs, especially during the next few years when a limited supply of spent batteries is widely expected. For example, the modules used for lithium extraction and purification can be common to both LFP and NMC processing, while separate modules might be used for recovering nickel and cobalt from NMC batteries.

Figures 2 and 3 below illustrate the high-level process flowcharts for Ace Green's NMC and LFP battery recycling technologies, respectively. Ace Green's innovative approach offers several key advantages:

- **Prioritized Lithium Recovery:** LITHIUMFIRST™ prioritizes early lithium extraction as lithium carbonate during initial processing. This contrasts with traditional hydrometallurgical processes, where lithium recovery often occurs later. LITHIUMFIRST™ produces high-purity lithium carbonate (typically exceeding 98% purity) that is further refined to battery-grade quality using standard industry practices. This allows Ace Green to generate revenue by selling the high-purity lithium carbonate to existing lithium refiners. Simultaneously, Ace Green is carefully watching market trends, including lithium prices, supply and demand, and the development of refining technologies. This strategic monitoring allows us to phase in our own downstream lithium refining operations at the optimal time, ensuring that we can capitalize on market opportunities and add further value to our recovered lithium.

- **Fully Electrified and Modular Design:** Ace Green's LITHIUMFIRST™ technology is a fully electrified process, eliminating the need for fossil fuels and resulting in zero Scope 1 carbon emissions. This aligns with the growing emphasis on sustainability and can simplify permitting processes in environmentally conscious markets. The modular design of the technology enables flexible deployment and scalability, allowing for adaptation to varying feedstock volumes and market demands.

- **Innovative Chemical Consumables Approach:** LITHIUMFIRST™ utilizes unique chemical consumables distinct from those used in traditional solvent-extraction hydrometallurgical processes. This approach minimizes waste by reducing the use of hazardous chemicals and optimizing the recovery of valuable materials. It also enables the production of high-purity intermediate products, such as mixed metal salts (oxides and hydroxide precipitates of nickel, cobalt, and manganese for NMC batteries, and iron phosphate for LFP batteries). These intermediates are readily marketable to existing market participants, providing an immediate revenue stream. This also allows Ace Green to carefully assess market dynamics for these materials before investing in and scaling its own refining operations. By focusing on these high-purity intermediates, Ace can leverage existing refining infrastructure, simplifying operations and deferring the need for large-scale, capital-intensive in-house refining capabilities.

- **Eliminating Solid and Liquid Waste:** Ace Green's LITHIUMFIRST™ technology is able to recycle all the water back in the process while generating marketable byproducts like salts of sodium and calcium.

- **Lower Capital Expenditure:** Ace Green's LITHIUMFIRST™ technology, with its innovative process and valuable intermediate products, requires less capital investment per unit of recycling capacity than traditional hydrometallurgical processes. This lower capital expenditures allows Ace to establish recycling facilities with a smaller initial investment, facilitating faster market entry and enabling the company to become a major participant in the battery materials industry.


NMC Li-ion Battery Recycling Process Flow
Battery Discharging & Battery Breaking
Black Mass/
Black Powder
Module
Chemical
Treatment
Delithiation
Precipitation
Lithium Carbonate
Graphite
Nickel, Cobalt,
Manganese (NCM)
Oxides
Nickel, Cobalt,
Manganese (NCM)
Precipitates
Sodium Salts
(By-products)
Dirty
Al & Cu
Module
Chemical Treatment
Black Mass
Separation
Metal and Metal
Salts Recovery
Black Mass
Copper/Copper
Sulphate &
Aluminum Salts

Figure 2: NMC Process Flow


LFP Li-ion Battery Recycling Process Flow
Battery Discharging & Battery Breaking
Black Mass/
Black Powder
Module
Chemical
Treatment
Delithiation
Precipitation
Lithium Carbonate
Graphite
Iron Phosphate
Sodium Salts
and Calcium Salts
(By-products)
Dirty
Al & Cu
Electrode
Material
Module
Chemical Treatment
Black Mass
Separation
Metal and Metal
Salts Recovery
Black Mass
Copper/Copper
Sulphate &
Aluminum Salts

Figure 3: LFP Process Flow

Ace Green's Business Model

Ace Green's business strategy leverages its innovative recycling technologies to capitalize on the rapidly growing demand for battery materials. Ace Green recovers and refines valuable materials — including battery-grade lead, lithium salts (like lithium carbonate), and other critical metal salts and metals — for reuse in battery manufacturing. Our recovered materials support the production of new batteries, reducing the need for environmentally impactful primary mining. Our business model has four key components:

1. **Licensing:** Our licensing strategy currently focuses on LAB recycling in markets with smaller processing volumes or regions where establishing our own recycling facilities is less strategically advantageous. Partnering with established recyclers in these regions allows us to expand our market reach, leveraging existing infrastructure and market access while minimizing capital investment and facilitating efficient resource allocation. This approach also enables faster and more efficient entry into new markets.

   Our modular technology and equipment offer turnkey solutions for existing LAB recyclers, many of whom face increasing regulatory challenges due to environmental and safety concerns associated with older smelting technologies. GREENLEAD® can be seamlessly integrated into existing recycling facilities, either supplementing or replacing existing capacity. Our licensing agreements are typically multi-year contracts (often exceeding 10 years) and generate multiple revenue streams:

   - *Equipment Sales*: One-time revenue from the sale of GREENLEAD® recycling equipment.

   - *Recurring Licensing Fees*: Ongoing fees based on installed capacity (that is, a fixed dollar amount per metric ton per year, potentially with escalations over the contract term). For example, licensing fees typically range from $10-30 per metric ton of LABs recycled annually, with escalations over the contract term.

   - *Recurring Revenue from Proprietary Chemical Consumables*: Ace Green provides proprietary, non-toxic chemical formulations essential to the GREENLEAD® process. These formulations are a key competitive advantage, protecting Ace Green's technology. Licensees purchase these chemical consumables from Ace Green, generating a recurring revenue stream. Typically, 10 kilograms of these consumables are used per metric ton of LABs recycled. The price per kilogram of the chemical consumables typically ranges from USD 3-6.

   Actual licensing terms and fees may vary depending on the specific agreement and market conditions.

   Ace Green has secured two licensing agreements with LAB recyclers, demonstrating, we believe, market demand for GREENLEAD® technology. While this licensing model has proven effective in the more established LAB recycling industry, we recognize that the LIB recycling landscape is still evolving. As the LIB recycling market develops, however, we will continue to evaluate potential licensing opportunities and pursue licensing partnerships aligned with our long-term growth objectives.

2. **Direct Ownership and Operation**: Ace Green prioritizes establishing and operating its own recycling facilities in strategically selected locations. Site selection considers several criteria, including the volume of spent batteries available in the region, a supportive regulatory environment (primarily focusing on developed markets with strong environmental standards), and opportunities to address gaps in existing recycling infrastructure and environmental compliance. Direct operation allows us to control and optimize key aspects of our recycling operations. While we do prioritize direct ownership, we also pursue licensing and joint venture models (as described above) to expand market reach in regions where direct operation is less strategically advantageous or local partnerships offer specific benefits.

We are currently developing our first U.S. battery recycling facility in Texas. The facility's initial phase is designed to process up to 75,000 metric tons of LABs annually. Our current status and anticipated timelines with respect to Phase I development of this facility are as follows:

- *Facility Location and Design*: The Company has entered into a lease agreement for the facility and identified key vendors, including the primary equipment supplier, a regulatory permitting consultant, and an engineering, procurement, and construction management turnkey provider.

- *Engineering and Planning*: Our engineering consultant expects to complete basic facility engineering by December 31, 2025, and the Company is currently determining the internal segregation of roles and responsibilities with respect to the operations of the facility, with an estimated completion during the first quarter of 2026.

- *Equipment Procurement*: We plan to place purchase orders for the required equipment for the facility in several phases. We anticipate that the initial phase of equipment ordering will commence within three month following the closing of the offering.

- *Civil Works Upgrades*: We expect to make certain required infrastructure upgrades at the facility, primarily with respect to utilities (gas, electricity) as well as ventilation and strengthening the floor to be able to support our equipment, which we expect will begin within three month of the closing of the offering. We estimate that these upgrades will be completed within six months after intiation of the civil works.

- *Regulatory Permitting*: We have retained a consultant to assist us with the regulatory permitting process and expect to submit the primary permit applications during the fourth quarter of 2025 and first quarter of 2026. We estimate that we will obtain these permits within approximately nine to 12 months thereafter and all other necessary permits prior to commencement of operations.

- *Operational Commencement*: We expect to commence operations within 12 to 15 months following the initial equipment ordering, that is, during the first and second quarters of 2027.

These initial phases are crucial for developing a "blueprint" for U.S. expansion and refining cost models specific to the U.S. market. A "blueprint," in this context, refers to a detailed plan that outlines the key elements for replicating the successful aspects of the Texas facility's design and operations in future U.S. locations. This includes operational procedures, equipment specifications, supply chain logistics, and regulatory compliance strategies. It will serve as a template for future expansion, streamlining the process and reducing risks.

We plan future expansion phases to increase the facility's processing capacity to a total of up to 150,000 metric tons of LABs and 20,000 metric tons of LIBs annually. As noted above, we expect to focus primarily on LAB recycling for the foreseeable future.

3. **Joint Ventures:** While we prioritize direct ownership and operation of recycling facilities, as noted above, we may pursue joint ventures in select markets where specific conditions make this approach more advantageous than licensing or operating our own facilities. These conditions may include unique regulatory requirements (for example, local ownership requirements, specialized permitting processes), favorable market dynamics (for example, established local recycling clusters, government incentives for joint ventures), or situations where partnering with established local companies offers strategic advantages. A "recycling cluster" refers to a geographic concentration of related businesses, such as battery manufacturers, recyclers, and material suppliers, that benefit from proximity and collaboration. Partnering with local entities can provide access to feedstock (spent batteries), expedite regulatory approvals (due to established local relationships), and offer valuable local market expertise. We may prefer a joint venture over licensing when we desire greater control over operations, sharing of risks and rewards, or access to specific local resources.

Joint venture arrangements may involve equity investments (where we own a portion of the joint venture company), strategic supply chain partnerships (where we collaborate with local companies on specific aspects of the recycling process), or joint operation of local facilities. Partnering with established local entities allows Ace Green to leverage existing infrastructure (land, permits, local relationships) to accelerate project development and mitigate operational risks. For example, a local partner might already have necessary environmental permits in place, significantly reducing the time and cost associated with obtaining new permits.

We anticipate the emergence of well-financed, locally focused recycling companies in regions such as the EU, Africa, and Asia, seeking to adopt advanced recycling technologies. These companies may find a joint venture with Ace Green attractive, as it would allow them to enhance their recycling operations with proven technology while mitigating the risks associated with independently developing and deploying new technologies in a rapidly evolving market.

4. **Battery Materials Supply Chain Engagement:** We recognize the critical role of a robust and secure supply chain in the battery recycling industry. To ensure access to materials and gain market insights, we actively participate in the battery materials market, trading in materials at various stages of processing, including scrap batteries, intermediate products, and refined end-products. This engagement serves several key purposes:

- *Securing Reliable Feedstock*: Market participation ensures a reliable supply of spent batteries for Ace Green's own recycling facilities and potential joint venture partners.

- *Generating Revenue*: Trading in battery materials creates additional revenue streams.

- *Gathering Market Intelligence*: Active participation provides us with valuable insights into market trends, pricing dynamics, and the evolving needs of industry participants.

- *Developing Strategic Partnerships*: Market engagement fosters our relationships with key industry players, including potential customers, suppliers, licensees, and joint venture partners.

- *Informing Technology Development*: Market intelligence gathered through supply chain activities informs our technology development, ensuring that our solutions remain aligned with the evolving needs and challenges of the battery recycling industry.

Properties

Ace Green maintains nine property leases at the following locations:

Location	Country	Property utilization	Area (sq.ft.)	Lease start	Lease end
9366 Wallisville, Suite 140, Houston, TX 77013	USA	Currently subleased to another party	16,188	Feb 1, 2023	March 31, 2026
D-11 MG Road Industrial Area, District Hapur	India	Office, lithium-ion battery recycling	19,353.5	September 01, 2022	August 31, 2027
Dinanathpur Puthi Pargana Dasna Ghaziabad, Uttar Pradesh	India	Office and equipment fabrication purpose	7,900	July 1, 2025	May 31, 2026

Taluka Mundra, District Kachchh, Gujarat State	India	Office, Lithium-ion battery recycling, and Lead acid battery recycling	4,17,188	July 01, 2024	June 30, 2034
Taluka Mundra, District Kachchh, Gujarat State	India				
Houston, Texas	USA	Business address	Mail delivery	Month to month	Ongoing
WeWork – Houston and Palo Alto	USA	Office	Co-working space	Renewed Monthly	N/A
Houston – 1001 West Loop South, Suite # 635, Houston, TX 77027	USA	Office	1,850	Month to month	Ongoing

In addition, we entered into a 15-year lease for our planned Texas facility on June 4, 2025, which will commence the later of October 1, 2025 or upon the landlord's substantial completion of certain improvements to the property as set forth in the lease agreement, which improvements must be completed by March 30, 2026. This facility offers an existing warehouse, connected utilities, and rail access. Its proximity to the Beaumont and Houston ports further enhances logistical efficiency. The leased property includes approximately 200,000 square feet of warehouse space, with an option to expand by an additional 150,000 square feet, that we will use for our recycling operations and 10 acres of outdoor space for parking, driveways and equipment storage. The site offers ample electricity (up to 21 megawatts).

Intellectual Property

Ace Green prioritizes protecting its technologies and intellectual property rights, recognizing their crucial role in its operations and continued success. To ensure this protection, we have developed tailored intellectual property rights strategies, one each for LAB and LIB recycling. These comprehensive strategies leverage utility patents to safeguard core innovations, stealth patents (for LAB recycling only) to maintain a competitive edge, trademarks to build brand recognition, and trade secrets to protect confidential processes and knowledge. Ace Green's strategies also incorporate internal and external policies and procedures, along with carefully crafted contractual provisions, creating robust intellectual property rights protection frameworks. Our patent strategy involves strategically navigating the national stage applications process to maximize global protection while optimizing costs. This involves filing separate patent applications in each country where protection is sought. Ace Green carefully selects the countries for national stage application filings based on market potential, competitive landscape, and the nature of the invention. Rather than pursuing national stage applications in all potential jurisdictions, we prioritize key markets, such as the U.S., Canada, China, the EU, India, Israel, Japan, Malaysia, South Africa, South Korea,

Brazil, Chile, Indonesia, Mexico, Singapore, and Thailand, where we intend to commercialize our technologies or where competitors pose a significant threat. This selective approach allows us to efficiently allocate resources and focus on securing patent protection in the most strategically important regions. We intend to continue to prepare and file patent applications covering expanding aspects and applications of our technology, as circumstances warrant.

Patent Portfolio:

As of June 30, 2025, Ace Green's LAB recycling patent portfolio comprises 51 patent applications across 17 patent families. This portfolio includes 11 U.S. stealth patents, protecting the core proprietary formulations vital to our LAB recycling technology. These stealth patents strategically delay publication, concealing the invention from competitors until grant and providing a significant competitive advantage. Two patent families are currently in the national stage in key geographies aligned with Ace Green's business strategy.

As of June 30, 2025, Ace Green's LIB recycling patent portfolio is comprised of one registered patent in the U.S. and 77 patent applications across 18 patent families. Three patent families are currently in the national stage in key geographies aligned with Ace Green's business strategy.

Trademark Portfolio:

Ace Green's trademark portfolio includes one registered trademark in the U.S. (GREENLEAD®) and two pending trademark applications (LITHIUMFIRST™ and a stylized version of GREENLEAD).

Government Regulations

Ace Green and its licensees operate and intend to operate in jurisdictions with environmental, health, and safety laws that require permits and approvals from federal, state, and local regulators. These permits may cover air emissions, waste management, water usage and discharge, worker safety, land use, and battery storage, among other areas. We engage environmental and regulatory consultants to navigate these requirements, as we have done for our planned Texas facility, and anticipate continuing this practice as needed.

- **India:** In India, where Ace Green currently operates, key environmental regulations impacting its business include air and water permits along with necessary reporting on raw material consumption, finished goods production and waste generation. To comply with these regulations, we have obtained the necessary authorization, have implemented waste management plans and conduct regular environmental monitoring. The costs associated with compliance in India are primarily related to permitting and consultant fees, waste treatment and disposal, and environmental monitoring. While these costs are currently small they are considered a necessary part of doing business in the region.

- **United States:** We anticipate commencing operations in the United States, specifically in Texas. Key federal environmental regulations that will impact our U.S. operations include the necessary air, water and Resource Conservation and Recovery Act (permits and relevant state-level regulations in Texas. These regulations govern emissions, wastewater discharge, hazardous waste management and permitting requirements for industrial facilities.

We expect to incur capital expenditures for market standard environmental control facilities at our Texas facility, including air pollution control equipment, wastewater treatment systems, and hazardous waste storage facilities. We expect that ongoing operating expenses related to environmental compliance in the U.S. will include permitting fees, monitoring, reporting, waste disposal, and consultant fees. While we expect these costs to be moderate they are necessary part of doing business in the U.S.

- **Other Jurisdictions:** As we expand into other countries, we will be required to comply with the applicable environmental laws of those jurisdictions. These regulations will vary by country and may be more or less stringent than those in India and the United States. We will engage environmental and regulatory consultants in such jurisdictions as needed to ensure our compliance with applicable laws.

- **Licensing of Technologies:** Environmental regulations may also impact our licensing of our technologies. Licensees will be responsible for complying with the environmental laws of the jurisdictions in which they operate. We intend to include provisions in our licensing agreements that address environmental compliance responsibilities, potentially including requirements for licensees to obtain necessary permits and adhere to specific environmental standards. Failure of licensees to comply with applicable environmental regulations could potentially negatively impact our reputation and business.

- **Uncertainty and Future Changes:** The regulatory requirements applicable to the battery recycling industry, and the strictness of their enforcement, are subject to change. While compliance will result in costs, and non-compliance could adversely affect our business, it is difficult to precisely evaluate the potential costs or adverse impacts until we begin operations in specific locations and/or such regulatory changes take effect. We will continue to monitor and adapt to evolving regulatory landscapes.

Risk Factors

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters. The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Regulatory changes and uncertainties.

The Company operates in a highly regulated industry subject to substantial change. In addition, both its labor and customer base are licensed and regulated by local, state, and federal governments. Policies may be changed for several reasons including, but not limited to economic conditions, public safety, socio-political factors, and such. As policy changes are made by regulators, there is no guarantee that the company will be able to provide services in its current form, which may place a substantial hardship on operations, causing an Investor to lose all or a portion of their investment.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations may require a significant pivot in strategy and execution, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenue, as well as the inherent business risks associated with our Company and present and future market conditions.

The Company's success depends on the experience and skill of its manager and other key personnel.

In particular, we are dependent on our managers. The loss of the Managers, the Principals or any other key personnel could harm the Company's business, financial condition, cash flow and performance. Accordingly, you should not invest in the Company unless you are willing to entrust all aspects of the management of the Company and the investment decisions we make on the behalf of the Company.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non- competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success and will be critical to our success as we form and advise new markets. Any incident that erodes confidence in our brand could significantly reduce the Company's value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correct.

Risks Related to the Offering

The U.S. Securities and exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered Offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering â€" it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Although Investors will have no right to voluntarily withdraw capital from the Company or withdraw their Securities, in certain circumstances they may be forced to withdraw from the Company.

An Investor may be forced to withdraw from the Company if the Company reasonably determines that it is necessary or desirable to do so in order to comply with applicable law or regulations, or to avoid a material adverse effect on the Company or the other holders of securities in the Company.

Investors will have no right to control the Company's operations.

The Investors will have no opportunity to control the day-to-day operations of the Company, including, without limitation, the investment and disposition decisions of the Portfolio Companies. In order to safeguard your limited liability for the liabilities and obligations of the Company, you must rely entirely on the Manager and Principals to conduct and manage the business affairs of the Company

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

The Company may never undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never undergo a liquidity event such as a repurchase of the Securities by the Company, a sale of the Company or an initial public or coin offering. If a liquidity event does not occur, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities have no voting rights or ability to direct the Company or its actions.

The Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company may issue additional equity to third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's economic interests in the Company. The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

The Securities may be substantially different from other equity securities offered or issued by the Company.

The Securities may be materially different from the other equity securities of the Company in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. The Securities may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred membership interests, have been paid in full. Neither holders of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

Our independent registered public accounting firm's report for the year ended March 31, 2025, contains an explanatory paragraph that expresses substantial doubt about its ability to continue as a "going concern."

Our financial statements have been prepared under the assumption that Ace Green will continue as a going concern. Our independent auditor has issued a report on our audited financial statement for the years ended March 31, 2025 and March 31, 2024 that includes an explanatory paragraph expressing substantial doubt in our ability to continue as a going concern for one year from the date of such report. Our ability to continue as a going concern is dependent on our ability to obtain additional equity or debt financing or to generate cash flow from operations. Our financial statements do not include any adjustments that might result from the outcome of this uncertainty. The substantial doubt regarding the potential ability of Ace Green to continue as a going concern may adversely affect our ability to obtain such debt or equity financing on reasonable terms or at all, or to execute our business strategies. If we are unable to continue as a going concern, investors in the offering may lose some or all of their investment.

We may not be able to secure adequate capital to execute our business plan.

Based on our current project pipeline, we expect to execute projects in various markets within 12 months of the date of this offering, including one licensing deal and one equipment sale deal, both in Armenia. While licensing and equipment sale related projects may not demand materially significant capital resources from Ace Green, projects wholly owned by Ace Green, for example, acquiring land leases and opening up recycling facilities, would require significant capital to develop its pipeline of lithium and lead projects in various global markets. We expect to finance those projects, including approximately $23.0 million in aggregate capital expenditures for Phase I deployment of our planned Texas recycling facility, through both equity and debt offerings. As of June 30, 2025, we had approximately $2.3 million cash and cash equivalents. At present, Ace Green may not have adequate cash on hand to execute these projects, which makes us reliant on the offering and future capital raises to provide additional capital to support future growth.

Although we will continue to seek equity and debt financing opportunities, we may not be able to secure sufficient funding on commercially favorable terms, and may therefore be unable to pursue some or all of our intended projects.

Ace Green has a limited operating history at scale and is developing a flagship and new facility in the United States; scaling up our operations and expansion in the U.S. may carry uncertainties and pose liquidity risks.

Ace Green was established in 2021 and only commenced commercial scale development of GREENLEAD® at a licensee's site in 2024 and has had pilot-scale operations of LITHIUMFIRST™ since 2023. Ace Green currently operates three facilities in India (one lithium-ion battery recycling facility, one warehousing and lithium-ion battery discharging facility and one fabrication facility for lead battery recycling equipment), has one operating licensee partner for lead battery recycling in Taiwan, and is planning a large-scale deployment of its technology across both the lithium and lead battery spaces. While our operations have gone through several cycles of improvements and we expect the modularity of our technology to support replication to large scale, scaling up from modest to large operations carries significant risks, including but not limited to operational, technological, supply chain, capital risks and the need to be supported by increasing demand for recycled battery materials, none of which we can predict with any precision.

You should evaluate Ace Green against its potential for growth in a competitive environment. While the projects and agreements secured indicates a strong pipeline for growth, there can be no assurance that these projects will be successful.

Risk Relating to Our Business and Industry

If we are unable to overcome the workforce and engineering challenges arising from scaling up production from our existing capacities, we may not succeed in executing our plan of expanding our operations and growing our business.

Our project pipeline includes planned operations for facilities that are several times larger than what we currently operate. Although we have an organized and modularized recycling facility and a skilled and experienced team to deploy, execute and operate our systems, this production scale-up may pose workforce engineering challenges.

As of June 30, 2025, we had 40 full-time employees on company payroll and 24 full-time employees on a contractual basis. These employees are based out of U.S., U.K., Europe, India and Singapore. To meet the intellectual demands of these planned projects, we will need to recruit additional workforce members who are skillful in various niches of operations. Other challenges may include making adjustments to the facility setups for increased capacity.

While we are confident that our modular processes can be scaled-up, there can be no assurance that such scaling up will be successful or timely. Additionally, if we cannot recruit or retain a skillful workforce, we may be unsuccessful in executing our plans for growth and expansion.

Successful or timely implementation of our planned U.S. facility may be delayed due to licensing or regulatory issues.

We intend to develop large-scale lithium and lead recycling facilities in the United States, but we have not yet obtained all the requisite licenses and permits. While we have retained Texas-based consultants to provide regulatory support in this regard and, based on our discussions with such consultants, do not expect that we will encounter significant regulatory pushback, there can be no guarantee that we will obtain the required licenses or permits that we need to operate our U.S. facility in time to commence operations during 2026 as currently planned.

While these permits are not necessary for immediate capital deployment including ordering of equipment as we do not expect plant operations to commence until 2026, there is a risk that the permitting schedules may delay the start of operations.

Battery feedstock (battery waste raw material for recycling) may be unavailable or fall short of efficient operating ranges.

As we expect to be a new market entrant in some of the geographic areas in which we intend to operate, we may not have access to the amount of battery feedstock necessary to supply our facilities. While we are trying to diversify our requirements for feedstock by treating various battery chemistries like lead, nickel-manganese-cobalt and lithium ferro phosphate, maintain an active battery and battery materials supply chain, and several members of our management team have extensive experience in the metals and resources trading space with extensive commercial relationships with traders of batteries and battery materials, the market may not be able to provide sufficient feedstock for all of our intended projects.

Our operations depend on obtaining a steady supply of batteries and battery manufacturing scrap for recycling. While this risk can be mitigated through our supply chain networks, which involve third-party feedstock supply arrangements that can be redirected to our facilities, supply challenges may still be significant. Further, while we expect our focus on LAB recycling in the near term, along with joint venture partnerships and technology licensing, will help address supply risks, we may not be successful in competing with others to secure feedstock on favorable terms related to pricing, service delivery, financing, commodity market fluctuations, environmental considerations, and government approvals. Additionally, suppliers may alter or delay their commitments for various reasons, including force majeure events or regulatory challenges beyond our control.

During the year ended March 31, 2025, at our India facility, we consumed about 41 metric tons of feedstock (lithium ferro phosphate battery equivalent) on average per month, and we will need a significantly increased amount of feedstock if we want to execute the projects currently in our pipeline. If we are not able to procure the necessary amounts of feedstock, we may not be able to reach anticipated levels of growth, leading to adverse material effects on our plan to scale up productions and meet increased demands in different markets.

A large portion of our profit is derived from a relatively small number of major customers. Our business, financial condition, and results of operations could be materially and adversely affected if our key customers fail to meet their contractual obligations.

We are subject to significant customer concentration risk, as a substantial portion of our accounts receivable and revenue is attributable to a limited number of key customers. As of March 31, 2025, our largest customer accounted for 77.80% of our total accounts receivable and our second largest customer represented 22.08%. As of March 31, 2024, our largest customer accounted for 44.16% of our total accounts receivable, while our second largest and third largest customers represented 19.62% and 12.65%, respectively.

Similarly, for the fiscal year ended March 31, 2025, a significant portion of our revenue was derived from a small number of customers, including our largest revenue-generating customer (26.26%), second largest revenue-generating customer (21.83%), third largest revenue-generating customer (12.30%), and fourth largest revenue-generating customer (11.75%). By comparison, for the fiscal year ended March 31, 2024, our largest revenue-generating customer accounted for 15.95% of total revenue, while our second largest, third largest and fourth largest customers accounted for 13.84%, 12.02% and 11.01%, respectively, of accounts receivable.

If any of these key customers fail to perform their contractual obligations, including failing to make timely payments, our liquidity and cash flows could be materially affected. Given that we do not require collateral or security for accounts receivable, we are exposed to increased credit risk, which may result in higher allowance for doubtful accounts and potential write-offs. Any significant deterioration in the financial condition of our key customers or their inability to pay could lead to increased bad debt expenses, as seen in our fiscal year 2025 bad debt expense of $154 thousand.

Additionally, the loss of one or more key customers, the renegotiation of existing contracts on less favorable terms, or a reduction in business volume from these customers could negatively impact our revenue, growth prospects, and financial stability. If we are unable to replace lost revenue with new customers, our ability to execute our business strategy and meet our financial obligations could be adversely affected.

Prices for recovered materials are subject to global market fluctuations and price instability may negatively impact our financial performance.

The materials derived from our recycling processes are internationally traded commodities. The prices of these commodities are subject to market pressures and may fluctuate significantly with the needs of the battery industry as a whole. While the price of lead has been relatively stable for the past few years, the increasing global demand, dwindling supply and other market factors related to lithium battery materials has led to significant fluctuations in the prices of lithium, nickel, cobalt, and other associated metals. For example, the price of lead, lithium carbonate, nickel and cobalt has fluctuated as follows:

- Lead: -1.29% and -1.40% for March 2025 versus March 2024 and March 2024 versus March 2023 (London Metal Exchange price)

- Lithium Carbonate: -27.73% and -76.82% for March 2025 versus March 2024 and March 2024 versus March 2023 (Fastmarkets Metal Bulletin)

- Nickel: -7.89% and -24.96% for March 2025 versus March 2024 and March 2024 versus March 2023 (London Metal Exchange price)

- Cobalt: -33.19% and -13.89% for March 2025 versus March 2024 and March 2024 versus March 2023 (Fastmarkets Metal Bulletin price)

Significant negative price movements may have a materially adverse impact on our commercial performance and we cannot guarantee that we will sell our products at desired prices and meet our revenue targets.

We rely on third-party vendors for key machineries and failure to acquire and maintain them may adversely disrupt our operations.

While a small amount of equipment that we deploy in our facilities is made in-house in our India facility, we do not currently maintain adequate manufacturing capabilities to make additional new equipment to be deployed in our future projects. As a result, we have entered into commercial relationships with experienced partners in Italy and South Korea to outsource our equipment manufacturing, including standard equipment for both LAB and LIB recycling and our proprietary equipment for LAB recycling. These machines play a critical role in our operation in scrap battery shredding and finished product manufacturing (lead ingots and various metal salts in the case of lead and lithium battery recycling). We also rely on these third-party vendors to properly maintain and service the acquired machines, and if these vendors fail to perform the maintenances and services needed in a timely manner, we may be unable to produce recycled battery materials to meet our contractual obligations to our customers.

Given our dependence on third parties for this process, there is a risk outside of our control that the machinery either does not meet our specifications or that the delivery of the machinery to us may be delayed. In the event of third-party errors, we may not be able to fulfil our intended project pipeline in a timely manner or at all.

A decline in green energy adoption may inhibit future recycling opportunities and may result in decreased demand for our products.

Our primary business activity is in the recycling of batteries to develop new battery materials including lithium and lead for future manufacturing. Over the last decade and more, the global economy has shifted more towards electrification, necessitating a growth in both LIB and LAB batteries. The demand for Ace Green's recycling services and products is driven in part by projected increases in the demand for electric vehicles ("***EVs***") (including automobiles, e-bikes, scooters, buses and trucks). A decline in the adoption rate of EVs or a decline in the support by governments for "green" energy technologies could reduce the demand for our recycling services and products, which could materially harm our financial results and ability to grow our business. In January 2025, President Trump signed an array of energy-related executive orders aimed at increasing production and distribution of domestic fossil fuel resources and, as a result, the price of oil and gas may decline, which may make EVs less appealing and negatively impact the demand for recycled battery materials in an indirect way. A decline in volume under existing contracts or an inability to source new supplier relationships could also have a material adverse effect on our results of operations and cash flow.

While it is unlikely that the global economy will permanently retract from the use of EVs, a temporary decline or downturn in the sales of EVs or battery energy storage systems may reduce the demand for battery materials, thus reducing demand for our products in our lead battery recycling business.

Ace Green's proprietary know-how may be rivaled by competitors, which may erode the technological edge it established.

As of June 30, 2025, Ace Green has one registered patent in the U.S. and has filed 128 patent applications for both its LIB and LAB recycling technologies across 35 patent families. Eight of these patent families are currently in national stage in key geographies such as the U.S., Canada, China, the E.U., India, Israel, Japan, Malaysia, South Africa, South Korea, Brazil, Chile, Indonesia, Mexico, Singapore, Taiwan and Thailand. We recognize, however, that the field of battery recycling is highly competitive and that our inventions or patents, while novel, may be fiercely competed by those brought by our competitors. While Ace Green maintains a sustainable intellectual property strategy that we believe should adequately protect its technological advantage, competitor processes may be able to make technological advancements independently and with their own novel distinctions. Should our competitors go to market with their own technologies that are materially and commercially similar or superior to us, this may erode the technological advantages that we currently enjoy and slow our growth.

Our business is heavily dependent on the protection of our intellectual property, including patents, trademarks, and trade secrets. While we have made efforts to protect our intellectual property, there is no guarantee that our protections are adequate or that we will always have access to the necessary intellectual property to execute our business and strategies. We may also face challenges if competitors independently develop similar technologies or if our trade secrets are exposed to third parties. The scope of our patents may not fully cover our intellectual property, and foreign intellectual property laws may not offer sufficient protection. Failure to protect our intellectual property could materially harm our business, operations, and financial performance.

Intellectual property disputes are common in the applied science sector. While we do not currently expect any such claims, any allegation of infringement could be time-consuming and costly to defend, potentially diverting management's focus and disrupting operations. In some cases, we may be forced to enter into licensing, royalty, or other agreements rather than contest the claims due to costs. Although the risk of intellectual property disputes is comparatively lower in LAB recycling due to fewer competitors developing similar technologies, it is more pronounced in LIB recycling, where innovation and competition are more intense. If intellectual property owners pursue legal action against us, we may face lengthy and expensive litigation, with no assurance of a favorable outcome. Additionally, we may be unable to secure necessary licenses or agreements on commercially reasonable terms or at all, which could adversely affect our business, prospectus, results of operations and financial condition.

Ace Green relies on its senior management's expertise and their departures may disrupt its operations and have materially adverse impacts on Ace Green.

Certain members of our senior management team, including but not limited to our executive officers, are critical contributors to our intended successes. While management is confident that all such members remain continually dedicated, there is no guarantee that they will not leave for other opportunities. The employment agreements that we have entered into with each of Mr. Chadha, our Chief Executive Officer, and Mr. Tyagi, our Chief Technology Officer, have a term of five years and provide that Messrs. Chadha and Tyagi may terminate their employment agreement at any time during the term of such agreement without cause upon 30 days written notice. Our employment agreement with Mr. Alban, our Chief Financial Officer, has an initial one-year term and can be automatically renewed. Mr. Alban may terminate his employment agreement at any time and for any reason upon 15 days advance notice.

We recognize that our executive officers' and senior management's expertise in battery recycling is rare and aggressively sought after, and will make every effort to retain talents and key members of management. If Ace Green is unable to offer competitive compensation, it may lose these important key employees that are critical to the execution of its business plans.

We may be exposed to risks and challenges in connection with conducting business outside the United States.

As of June 30, 2025, over 99.6% of our employees and 100% of our physical assets are located outside of the United States. During the year ended March 31, 2025 and the three months ended June 30, 2025, substantially all of our revenue was generated from outside the U.S. As part of its growth strategy, Ace Green aims to explore opportunities in selected international markets, including the United States. This includes entering into licensing or joint venture agreements with local companies that would manage day-to-day operations. Conducting business outside the U.S. will require substantial management focus and financial investment to establish and operate such facilities, as well as to build sales, supply, and support networks. There is no guarantee that these efforts will succeed, nor can we assure you that the costs associated with these initiatives will not surpass any resulting revenues. Operating internationally also exposes us to unique risks and challenges that would not arise if we confined our business activities to the United States.

Nonperformance of contractual obligations by counterparties may strain our cash flows.

Many binding and non-binding commercial agreements that we have entered into may or may not materialize as expected due to many factors including, but not limited to, lack of capital availability, regulatory approvals, market factors, disagreement on commercial terms and performance obligations, which may inhibit our ability to materially benefit from these agreements. In particular, on November 23, 2022, we entered into a Master Offtake Agreement with Glencore Ltd, whereby Glencore agreed to buy all recycled battery materials to be generated from Ace Green's four pre-agreed future recycling facilities for a term ending on the later to occur of (i) 15 years from when the first future recycling facility reaches a certain capacity, and (ii) when Ace Green fully delivers the amount of products contemplated by the agreement or any subject purchase agreement to be entered into thereunder. If such recycling facilities are built to agreed capacities and products are sold to Glencore, we project that the income from Glencore under this agreement will account for over 25% of our revenue averaged over the next five years. In the event that Glencore terminates the agreement or refuses to pay the agreed-upon purchase price, and we are unable to find other customers to pay such purchase price, our cash flow and overall financial condition will be materially and adversely affected.

We cannot provide any assurance that we will realize, in full or in part, the anticipated benefits from this agreement and this may inhibit our growth strategy. Failure to realize those benefits could have a material adverse effect on our business, results of operations and financial condition.

General Risks Related to Ace Green

Failure to significantly expand our recycling capacity may impede the expansion of our business or our ability to achieve profitability.

As of November 30, 2025, 2025, Ace Green had recycled an aggregate of about 855 metric tons of LIBs and LABs across its 19,353 square feet of recycling facility in India. Based on the projects in our pipeline, we expect to increase the quantity of batteries that we recycle to 75,000 metric tons of LABs beginning in first half of 2027 in our planned Texas facility. Subsequently, the facility will be scaled up to start processing LIBs as well. Our strategy involves scaling our operations through a combination of company-owned facilities, technology licensing arrangements, and joint ventures with third parties. This approach is intended to enable growth while utilizing relatively fewer resources. There is no assurance, however, that we will successfully execute this strategy. If we are unable to establish and operate new facilities, secure and implement licensing agreements, or finalize and manage joint venture arrangements, we may fail to expand our business, meet customer demand, maintain a competitive edge, or achieve profitability.

Mishandling hazardous substances may subject us to severe liabilities.

Our operations and the operations of our licensees in the United States will be subject to the federal, state and local environmental, health and safety laws applicable to the reclamation of batteries including the Occupational Safety and Health Act of 1970 and comparable state statutes. We may incur liabilities for the handling, exposure, and remediation of hazardous materials at future operational sites. Although our technology emphasizes environmentally friendly recycling solutions to minimize the environmental risks associated with traditional battery recycling processes, batteries are classified as hazardous materials. Handling and recycling these materials may lead to accidents or unpermitted releases of hazardous substances including but not limited to fire hazards, chemical spillage, emission of toxic gases, accidents related to handling of materials or equipment, accidents caused due to human errors or machinery related malfunctioning or damage. As a result, we could be liable for cleanup costs, government penalties, damages to human health or the environment, or harm to neighboring communities. These liabilities could have significant financial and reputational consequences for the Company.

Unfavorable economic or geopolitical conditions could constrain our expansion, inhibit our further growth and otherwise have a material adverse effect our business, results of operations, prospects and financial condition.

There have recently been significant changes to international trade policies and tariffs. Recently, the United States has implemented a range of new tariffs and increases to existing tariffs. In response to the tariffs announced by the U.S., other countries have imposed, are considering imposing, and may in the future impose new or increased tariffs on certain exports from the U.S. There is currently significant uncertainty about the future relationship between the U.S. and other countries with respect to trade policies, taxes, government regulations and tariffs, as well as whether some or all of these tariffs are legal, and we cannot predict whether, and to what extent, current tariffs will continue or trade policies will change in the future. These developments, or the perception that any of them could occur, may have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global trade and, in particular, trade between the impacted nations and the United States. Any of these factors could depress economic activity and restrict our access to suppliers or customers and, in turn, have a material adverse effect on the business and financial condition of such suppliers and customers or other counterparties that we do business with, which in turn would negatively impact us.

Deteriorating macroeconomic conditions, including slower growth or a recession, inflation, changes in the U.S. presidential administration, bank failures, supply chain disruption, increases in interest rates, geopolitical events, including escalating tariff and non-tariff trade measures imposed by the U.S. and other countries, the potential for new or unforeseen conflicts such as the impact of the Russia and Ukraine conflict and Hamas and Israel conflict, changes in the labor market, or decreases in government spending power could in the future result in a decline in consumer spending, which could materially adversely affect our business, results of operations, prospects and financial condition. Ace Green's intended entry and expansion in the United States and Europe may also be subject to potential scrutiny and political interferences that may inhibit or delay future expansions into other markets. There can be no assurance that global economic and political conditions will not negatively affect our growth prospects.

Ace Green may be negatively affected by labor shortages and higher labor costs.

Ace Green's ability to maintain operations is dependent on its ability to retain and attract employees with required skillsets. As of June 30, 2025, we have 34 full-time employees in India on our company payroll who do not have the right to form unions or strike under their employment agreements or the Indian labor and employment laws. While we consider our labor relations with our employees amicable, we could still experience workplace dissatisfaction that could trigger bargaining issues with wages and benefits. This may result in work stoppages and disruptions to operations. Changing labor market conditions or aging demographics may also result in labor shortfalls or higher-than-expected wage demands. There can be no assurance that we will not experience any labor shortages or higher human capital expenses that adversely affects our operations or financial condition.

We are exposed to fluctuations in foreign currency exchange rates.

Ace Green reports its financial results in U.S. dollars, with most of its sales and cash holdings denominated in U.S. dollars. A portion of its operating costs and capital expenditures, however, are incurred in other currencies, including Indian Rupees, Singapore Dollars, Euros, British Pounds, and others. If these currencies appreciate against the U.S. dollar, its operating costs and capital expenditures could increase when converted to U.S. dollars for financial reporting, potentially impacting Ace Green's financial results and condition.

While we monitor our exposure to foreign exchange fluctuations and may use hedging contracts periodically, these contracts only offset changes in the value of hedged transactions. We do not currently have foreign-exchange hedging contracts in place, and there is no guarantee that our future efforts to manage currency risk will be effective. Additionally, there can be no assurance that we will secure hedging contracts on favorable terms when needed. As a result, fluctuations in foreign currency exchange rates could materially and adversely affect our business, financial performance, and operations.

We may make misjudgments on cost estimates, which could have a negative impact on our financial planning.

Ace Green's estimates for capital costs, operating expenses, raw material costs, and production may vary significantly from actual results. There is no assurance that actual costs will not exceed our projections. Variances could arise due to factors including, but not limited to, raw material shortages, limited availability of supplies or equipment, inflationary pressures from global supply chain disruptions, higher transportation costs, increased labor expenses, unforeseen construction or operational challenges, fluctuating feedstock and commodity prices, revisions to project plans, or risks related to natural events, labor strikes, or accidents. Many of these factors are beyond our control and could negatively impact our operating cash flow and ability to meet financial obligations.

We are inherently exposed to the risk of fraud, misconduct, or violations of anti-corruption laws.

We may be exposed to risks of fraud, breaches of anti-corruption laws, and other misconduct by employees, joint venture partners, agents, vendors, customers, or other third parties acting on our behalf. Such activities could lead to significant legal liabilities, financial losses, regulatory penalties, and harm to our reputation.

Misconduct may include misappropriation of funds, fraudulent or deceptive actions, violations of anti-bribery and anti-corruption laws, or other unethical practices performed for personal benefit or contrary to laws and internal policies. As our business expands, the risk of such occurrences may increase.

While we maintain insurance to mitigate certain business risks, not all risks are insurable, and insurance coverage may not be available or economically feasible. Additionally, insurance policies may not fully cover actual liabilities or could be discontinued by insurers due to circumstances beyond our control.

We are subject to health and safety risks.

Ace Green may face potential liability related to employee health and safety. Adhering to health and safety laws, permits, and regulatory requirements is critical to our operations, and changes to these laws or increased enforcement could impose additional compliance costs or penalties.

Government orders, investigations, or legal claims regarding health and safety could adversely impact our business, increasing operational costs and affecting our reputation and future prospects. Enhanced regulations or enforcement actions may further strain resources and disrupt operations, materially affecting our performance.

We are exposed to risk of catastrophic events, terrorism, and war.

Extraordinary events, including acts of terrorism, wars, and natural disasters, could disrupt our operations and diminish demand for our products. Certain assets may be particularly vulnerable to targeted attacks, posing risks to operations in the United States and globally.

The impact of such events is unpredictable but could negatively affect the broader economy and the markets we serve. Direct attacks on Ace Green assets or related infrastructure could result in loss of life, significant property damage, and operational disruption. Moreover, insurance coverage may be insufficient to fully address the costs of such damages or may be prohibitively expensive to obtain.

We may incur future losses and lack profitability.

We expect to continue generating negative cash flow from operating activities until we achieves profitable commercial production and substantial licensing revenues. Although we have access to cash reserves and additional funding options, our ability to continue as a going concern depends on our ability to generate profits from operations or raise capital through equity or debt financing to meet our obligations and repay liabilities as they come due.

We may face uncertainties related to research, development, and evolving technology.

Ace Green's research and development efforts may not always align with changing customer needs, and competitors may develop more effective or successful technologies. Advances in battery technology may rely on materials other than lead and lithium compounds, which could significantly affect our business and future revenue potential.

Predicting which new technologies will be commercially viable and their market share is uncertain. The development of battery technologies that use less lead or lithium could negatively impact our prospects and financial performance.

We are subject to risks related to joint venture, acquisition, and strategic alliance risks.

Our business strategy includes forming joint ventures, acquisitions, and strategic alliances within the battery materials value chain. If we fail to identify or successfully integrate such arrangements into our operations, it could adversely affect our business.

Joint ventures, acquisitions, and alliances carry additional risks, including distractions to management, insufficient revenue generation to offset the liabilities and costs incurred, and the discovery of unforeseen issues during due diligence, such as product quality, technology challenges, or legal risks. Furthermore, we may face difficulties integrating these initiatives into our existing operations, potentially impacting our overall performance.

We are exposed to information technology and cybersecurity risks.

The risks associated with information technology and cybersecurity continue to evolve in complexity and severity, particularly due to the increased prevalence of remote work. A cybersecurity breach could potentially compromise our business, financial, and operational systems and may go undetected for a significant period. Risks from such threats include, but are not limited to, the theft of intellectual property, disruption of business processes, damage to data systems, breaches of privacy and confidentiality, and heightened costs and time commitments to address and prevent future incidents.

To mitigate these risks, we have implemented a cybersecurity policy, provided employee training, and adhered to best practices in system maintenance and network upgrades. Despite these precautions, however, a major cybersecurity event could materially disrupt our operations, leading to long-lasting negative impacts.

Risks Related to This Offering and Ownership of Our Common Stock

The market price of our common stock may fluctuate and may decline regardless of our operating performance, and you could lose all or part of your investment.

After this offering, the market price for our common stock is likely to be volatile, in part because our shares of common stock have not been traded publicly. In addition, the market price of our common stock may fluctuate significantly in response to several factors, most of which we cannot control, including:

- the uncertainty resulting from the invasion of Ukraine by Russia, the Israel-Hamas conflict, strategic competition and tensions between Taiwan, China and the United States and resulting sanctions, and other events (such as terrorist attacks, geopolitical unrest, natural disasters or a significant outbreak of other infectious diseases);

- our operating and financial performance and prospects;

- our quarterly or annual earnings or those of other companies in our industry compared to market expectations;

- conditions that impact demand for our products and/or services;

- future announcements concerning our business, our clients' businesses or our competitors' businesses;

- the public's reaction to our press releases, other public announcements and filings with the SEC;

- the market's reaction to our reduced disclosure and other requirements as a result of being an emerging growth company;

- the size of our public float;

- coverage by or changes in financial estimates by securities analysts or failure to meet their expectations;

- market and industry perception of our success, or lack thereof, in pursuing our growth strategy;

- strategic actions by Ace Green or its competitors, such as acquisitions or restructurings;

- changes in laws or regulations, including laws or regulations relating to environmental, health and safety matters or initiatives relating to climate change, or changes in the implementation of regulations by regulatory bodies, that adversely affect us or our industry;

- privacy and data protection laws, privacy or data breaches, or the loss of data;

- changes in accounting standards, policies, guidance, interpretations or principles;

- changes in senior management or key personnel;

- issuances, exchanges or sales, or expected issuances, exchanges or sales of our capital stock;

- changes in our dividend policy;

- adverse resolution of new or pending litigation against us; and

- changes in general market, economic and political conditions in the United States and global economies or financial markets, including those resulting from natural disasters, terrorist attacks, acts of war and responses to such events.

These broad market and industry factors may materially reduce the market price of our common stock, regardless of our actual operating performance. These fluctuations may be even more pronounced in the trading markets for our common stock shortly following the closing of the offering. Following periods of such volatility in the market price of a company's securities, securities class action litigation has often been brought against that company. Because of the potential volatility of our common stock, we may become the target of securities litigation in the future. Securities litigation could result in substantial costs and divert management's attention and resources from our business. The realization of any of the above risks or any of a broad range of other risks, including those described in this "Risk Factors" section, could have a dramatic and material adverse impact on the market price of our common stock following the offering.

The offering price of our common stock has been determined based upon many factors and may not be indicative of prices that will prevail following the closing of this offering. Volatility in the market price of our common stock may prevent investors from being able to sell their common stock at or above the offering price. As a result, you may suffer a loss on your investment.

You will experience immediate and substantial dilution as a result of this offering.

As of June 30, 2025, our net tangible book value was approximately $(53.7) million or approximately $(0.06) per share. As the effective price per share of our common stock being offered in this offering is substantially higher than the net tangible book value per share of our common stock, you will suffer substantial dilution with respect to the net tangible book value of the common stock you purchase in this offering.

We have broad discretion in how we use the proceeds of this offering and may not use these proceeds effectively, which could affect our results of operations.

We will have considerable discretion in the application of the net proceeds of this offering. We intend to use the net proceeds from this offering for capital expenditures related to the development of our new recycling facility in Texas and for working capital and other general corporate purposes. As a result, investors will be relying upon management's judgment with only limited information about our specific intentions for the use of the net proceeds of this offering. We may use the net proceeds for purposes that do not yield a significant return or any return at all for our shareholders. In addition, pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value. Please see the "Use of Proceeds" section in this prospectus for more information.

We do not intend to pay any cash dividends on our shares of common stock in the near future, so our shareholders will not be able to receive a return on their shares unless they sell their shares.

We intend to retain all available funds any future earnings to fund the development and growth of our business. As a result, we do not anticipate paying any cash dividends on our common stock in the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of our Board of Directors and will depend on, among other things, our business prospects, results of operations, financial condition, cash requirements and availability, certain restrictions related to our indebtedness, industry trends and other factors that the Board may deem relevant. Any such decision will also be subject to compliance with contractual restrictions and covenants in the agreements governing our current and future indebtedness. In addition, we may incur additional indebtedness, the terms of which may further restrict or prevent us from paying dividends on our common stock. As a result, you may have to sell some or all of your shares of our common stock after price appreciation in order to generate cash flow from your investment, which you may not be able to do. Our inability or decision not to pay dividends, particularly when others in our industry have elected to do so, could also adversely affect the market price of our common stock.

Future resales, or the perception of future resales, of our common stock may cause the market price of the common stock to drop significantly, even if our business is doing well.

The potential sale of our common stock in the public market, including by entities to which we have issued shares in connection with transactions, or the perception that such sales could occur, could harm the prevailing market price of our common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

Future issuances of our common stock or securities convertible into, or exercisable or exchangeable for, our common stock, could cause the market price of our common stock to decline and would result in the dilution of your holdings.

Future issuances of our common stock or securities convertible into, or exercisable or exchangeable for, our common stock, could cause the market price of our common stock to decline. We cannot predict the effect, if any, of future issuances of our securities, or the future expirations of lock-up agreements, on the price of our common stock. In all events, future issuances of our common stock would result in the dilution of your holdings. In addition, the perception that new issuances of our securities could occur could adversely affect the market price of our common stock.

Future issuances of debt securities, which would rank senior to our common stock upon our bankruptcy or liquidation, and future issuances of preferred stock, which could rank senior to our common stock for the purposes of dividends and liquidating distributions, may adversely affect the level of return you may be able to achieve from an investment in our common stock.

In the future, we may attempt to increase our capital resources by offering debt securities. Upon bankruptcy or liquidation, holders of our debt securities, and lenders with respect to other borrowings we may make, would receive distributions of our available assets prior to any distributions being made to holders of our common stock. Moreover, if we issue preferred stock, the holders of such preferred stock could be entitled to preferences over holders of common stock in respect of the payment of dividends and the payment of liquidating distributions. Because our decision to issue debt or preferred stock in any future offering, or borrow money from lenders, will depend in part on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of any such future offerings or borrowings. Holders of our common stock must bear the risk that any future offerings we conduct or borrowings we make may adversely affect the level of return, if any, they may be able to achieve from an investment in our common stock.

We may issue additional shares or other equity securities without your approval, which would dilute your ownership interest and may depress the market price of our common stock.

We may issue additional shares of our common stock or other equity securities of equal or senior rank in the future in connection with, among other things, equity compensation to our employees, future acquisitions or repayment of outstanding indebtedness, without stockholder approval, in a number of circumstances.

The issuance of additional shares or other equity securities of equal or senior rank would have the following effects:

- existing stockholders' proportionate ownership interest in Ace Green will decrease;

- the amount of cash available per share, including for payment of dividends in the future, may decrease;

- the relative voting strength of each share of previously outstanding Ace Green common stock may be diminished; and

- the market price of our common stock may decline.

We are authorized to issue "blank check" preferred stock without stockholder approval, which could adversely impact the rights of holders of our common stock.

Our certificate of incorporation authorizes us to issue shares of "blank check" preferred stock, meaning our Board of Directors can designate the rights and preferences of classes or series of such preferred stock without shareholder approval. Any preferred stock that we issue in the future may rank ahead of our common stock in terms of dividend priority or liquidation premiums and may have greater voting rights than our common stock. In addition, such preferred stock may contain provisions allowing those shares to be converted into shares of common stock, which could dilute the value of common stock to current stockholders and could adversely affect the market price, if any, of our common stock. In addition, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of our company. Although we have no present intention to issue any shares of authorized preferred stock, there can be no assurance that we will not do so in the future.

If in the future we become a public company, we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies and our shareholders could receive less information than they might expect to receive from more mature public companies.

If in the future we become a public company, as a company with less than $1.235 billion in revenue during our last fiscal year, we qualify as an "emerging growth company" as defined in applicable rules under the Securities Act and the Exchange Act. An emerging growth company may take advantage of reduced disclosure and reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

●being permitted to present only two years of audited financial statements and only two years of related "Management's Discussion and Analysis of Financial Condition and Results of Operations" disclosure in our periodic reports and registration statements, including this prospectus;

●not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act on the effectiveness of our internal control over financial reporting;

●reduced disclosure obligations regarding executive compensation arrangements in our periodic reports, proxy statements and registration statements, including this prospectus; and

●exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We will remain an emerging growth company until the earliest to occur of: (i) the last day of the fiscal year in which we have more than $1.235 billion in annual revenue; (ii) the date we qualify as a "large accelerated filer," with at least $700 million of equity securities held by non-affiliates; (iii) the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; and (iv) the last day of the fiscal year ending after the fifth anniversary of the completion of this offering.

If in the future we become a public company, we are also a "smaller reporting company," meaning that the market value of our stock held by non-affiliates plus the proposed aggregate amount of gross proceeds to us as a result of this offering is less than $700 million and our annual revenue is less than $100 million during the most recently completed fiscal year. We may continue to be a smaller reporting company after this offering if either (i) the market value of our stock held by non-affiliates is less than $250 million or (ii) our annual revenue is less than $100 million during the most recently completed fiscal year and the market value of our stock held by non-affiliates is less than $700 million. If we are a smaller reporting company when we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Reports on Form 10-K and, like emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

Risks Related to Ace Green Being a Public Company, if in the Future we Decide to Become a Public Company,

The requirements and increased costs of being a public company may strain our resources, divert our management's attention and affect our ability to attract and retain qualified board members.

If in the future we become a public company,, Ace Green will incur significant legal, accounting, and other expenses that it did not incur as a private company. We will be subject to the reporting requirements of the Exchange Act, Nasdaq listing requirements, and other applicable securities rules and regulations, including regarding the establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Such expenses may increase even more once we no longer qualify as an emerging growth company. We expect that we will need to hire additional accounting, finance, and other personnel in connection with becoming subject to, and our efforts to comply with, these requirements, and our management and other personnel will need to devote a substantial amount of time towards maintaining compliance with these requirements. These requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that the rules and regulations applicable to us as a public company may make it more difficult and more expensive for us to obtain director and officer liability insurance, which could make it more difficult for us to attract and retain qualified members of our Board of Directors. We are currently evaluating these rules and regulations and cannot predict or estimate the amount of additional costs that we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

Failure to maintain effective internal control over financial reporting could have a material adverse effect our business, operating results and stock price.

Currently, Ace Green is neither a publicly listed company nor an affiliate of a publicly listed company and it has not dedicated accounting personnel and other resources to address internal control over financial reporting and other procedures commensurate with those of a publicly listed company. Effective internal control over financial reporting is necessary to increase the reliability of financial reports and all companies required to file Exchange Act reports with the SEC are required to maintain internal control over financial reporting.

To date, neither Ace Green nor its auditors were required to perform an evaluation of internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act as it is a private company. Following the effectiveness of the registration statement of which this prospectus is a part, Ace Green's independent registered public accounting firm will not be required to report on the effectiveness of its internal control over financial reporting until Ace Green's first Annual Report on Form 10-K following the date on which it ceases to qualify as an "emerging growth company," which may be up to five full fiscal years following the date of this offering. If such evaluation were performed, control deficiencies could be identified by Ace Green's management, and those control deficiencies could also represent one or more material weaknesses. We cannot predict the outcome of any such determination and whether we will need to implement remedial actions in order to implement effective control over financial reporting. If in subsequent years we are unable to assert that our internal control over financial reporting is effective, or if our auditors express an opinion that our internal control over financial reporting is ineffective, we may fail to meet our reporting obligations in a timely and reliable manner and our financial statements may contain material misstatements. Any such failure could also adversely cause our investors to have less confidence in the accuracy and completeness of our financial reports, which could have a material adverse effect on the price of our common stock.

Ace Green's management team has no experience managing a public company.

Members of Ace Green's management team have no experience managing a publicly traded company, interacting with public company investors, and complying with the increasingly complex laws pertaining to public companies. The Ace Green management team may not successfully or efficiently manage our transition to being a public company that is subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors.

These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could harm our business, financial condition, and results of operations.

Ace Green's business and operations could be negatively affected if it becomes subject to any securities litigation or stockholder activism, which could cause it to incur significant expense, hinder execution of business and growth strategy and negatively impact its stock price.

In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been brought against that company. Stockholder activism, which could take many forms or arise in a variety of situations, has been increasing recently. Volatility in the market price of our common stock or other reasons may in the future cause it to become the target of securities litigation or stockholder activism. Securities litigation and stockholder activism, including potential proxy contests, could result in substantial costs and divert management's and our Board of Director's attention and resources from our business. Additionally, such securities litigation and stockholder activism could give rise to perceived uncertainties as to Ace Green's future, adversely affect its relationships with service providers and make it more difficult to attract and retain qualified personnel. Also, we may be required to incur significant legal fees and other expenses related to any securities litigation and activist stockholder matters. Further, our stock price could be subject to significant fluctuation or otherwise be adversely affected by the events, risks and uncertainties of any securities litigation and stockholder activism.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

The Offering

Minimum Amount of the Securities Offered	50
Total Amount of the Securities Outstanding After Offering (if Target Offering Amount Met)	912,096
Maximum Amount of the Securities Offered	25,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount is Met)	937,046
Price Per Security	$200.00
Minimum Individual Purchase Amount	$1,000.00
Offering Deadline	March 31st, 2026
Use of Proceeds	See Question 8

Voting Power	See Question 13

*The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice.

Ace Green Recycling, Inc. ("Company") is offering securities under Regulation CF, through PicMii Crowdfunding LLC ("PicMii"). PicMii is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.5% of the value of the securities sold through Regulation CF as well as a $5,000 listing fee. The issuer is also responsible for reimbursing PicMii for the cost associated with escrow, payments and bad actor check costs. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000.00 and $5,000,000 through an offering under Regulation CF. Specifically, if we reach the Minimum Raise Amount of $10,000.00, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after closing, will only impact investments which have not yet to be closed.

In the event The Company fails to reach the minimum offering amount of $10,000.00, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

Offering Purpose:
If the maximum offering amount is raised, our anticipated use of proceeds is as follows below in the "Use of Proceeds" section.

Use of Proceeds:

	% of Capital if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Capital if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
PicMii Portal Fee	4.50%	$450.00	4.50%	$225,000.00
General Corporate Purposes – Salaries, Overhead, Legal Fees	95.50%	$9,550	95.50%	$4,775,000.00
Total	**100%**	**$10,000.00**	**100%**	**$5,000,000.00**

*We reserve the right to change the above use of proceeds if management believes it is in the best interest of the Company.

How will the issuer complete the transaction and deliver securities to the investors?

Transfer Agent - In entering into an agreement on PicMii Crowdfunding's Funding Portal to purchase securities, both investors and the Company must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed) or that the Company is capable of maintaining investment records on their own. In this case, the company will be utilizing a transfer agent.

How can an investor cancel an investment commitment?

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering PicMii will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). PicMii Crowdfunding will notify investors when the target offering amount has been met. If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

Can the company perform multiple closings or rolling closings for the offering?

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

12. Describe the terms of the securities being offered.

Up to $5,000,000.00 in Common Stock at $200.00 per share with a minimum target amount of $10,000.00.

Offering Minimum: $10,000.00 | 50 shares of Common Stock
Offering Maximum: $5,000,000.00 | 25,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $200.00 per Share
Minimum Investment Amount (per investor): $200.00 | 5 shares of Common Stock

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $200.00. The Company must reach its Target Offering Amount of $10,000.00 by March 31st, 2026 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $10,000.00 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

13. Do the securities offered have voting rights? Voting Rights and Proxy:

The company has Common Stock which do have voting rights, however, the voting rights will be given back to the CEO through proxy.

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

14. Are there any limitations on any voting or other rights identified above?

See Question 13.

15. How may the terms of the securities being offered be modified?
We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be cancelled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.
- The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

16. Material terms of any outstanding securities or classes of securities of the issuer.

Class of Security	Amount Authorized	Amount Outstanding	Reserved Options	Convertible Note/SAFEs	Voting Rights
Common Stock	2,000,000	912,046	162,662	$11,820,000	Yes

Options, Warrants and Other Rights

17. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company)

18. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

The company has Common Stock which do have voting rights, however, the voting rights will be given back to the CEO through proxy.

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

19. How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?

The holder of a majority of the voting rights in the company may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

20. How are the securities being offered valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The issuer is raising this Regulation Crowdfunding round at a $214,941,600 pre-money valuation, when including outstanding options.

The securities being offered are valued at the issuer's discretion. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain degree of guesswork. Any of these methods, plus others, may be used to determine valuation in the future:

Liquidation Value - The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets.

Book Value - This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment would go down.

21. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The company's Certificate of Incorporation or Bylaws can be amended by the holders of a majority of the issued and outstanding shares of the Company. As minority owners, the crowdfunding investors are subject to the decisions made by the majority owners. The issued and outstanding shares of common stock give management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as, among other things: (a) the liquidation, dissolution or winding up of the company, or effecting any merger or consolidation; (b) amendment of any provision of the Certificate of Incorporation or Bylaws; (c) creation and issuance of other securities having rights, preferences or privileges senior to the common stock sold to the crowdfunding investors, or increasing the authorized number of shares of stock of the company; or (d) creation of any debt security.

22. What are the risks to purchasers associated with corporate actions including:

1. **Additional issuances of securities**
2. **Issuer repurchases of securities**
3. **A sale of the issuer or of assets of the issuer**
4. **Transactions with related parties**

The authorization and issuance of additional shares of the company's common stock will dilute the ownership of the crowdfunding investors. As a result, if the company achieves profitable operations in the future, its net income per share will be reduced because of dilution, and the market price of the company's common stock, if there is a market price, could decline as a result of the additional issuances of securities. If the company repurchases securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, the company may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our securities would decline. A sale of the company or of all of the assets of the company may result in an entire loss of your investment. We cannot predict the market value of the company or its assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. It is unlikely that in the near term, a sale would result in a premium that is significant enough over book value to generate a return to our investors. We may need to negotiate with a related party for additional capital. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms.

Material terms of any indebtedness of the issuer:

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date
ENGY Group LLC	$927,000	8%	December 31, 2026
Green Giant Energy Inc.	$462,000	N/A	Installment loan – last payment September 1, 2026
Zal Devitre	$100,000	15%	Rolling – Working Capital loan
Orcun Tezel	$100,000	15%	Rolling – Working Capital loan
AC Fund I, a series of ClimateAngels, LP	$198,113	8.500%	02/2026
Ocean Fund Holdings Pte. Ltd.	$2,704,685	8.500%	02/2026
Ocean Fund Holdings Pte. Ltd.	$3,986,466	8.500%	02/2026

24. What other exempt offerings has the Company conducted within the past three years?

The issuer has not performed any additional exempt offerings in the previous three years.

25. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. **Any director or officer of the issuer;**
2. **Any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
3. **If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
4. **Any immediate family members of any of the foregoing persons.**

Will know once we know the debt in the company.

Financial Condition of the Issuer

26. Does the issuer have an operating history?

Yes.

27. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Historical Results of Operations

- *Revenue and Gross Margin:* For the period ending March 31, 2024, the Company had revenues of $24,133,000 compared to year end March 31, 2025 when the company had revenues of $25,445,000.

- *Assets:* as of March 31, 2024, the company had total assets of $6,557,000, including $1,793,000 in cash. As of March 31, 2025, the company had $8,274,000 in total assets, including 1,592,000 in cash.

-*Net Loss:* The company has had net losses of $2,999,000 and net losses of $38,961,000 for the fiscal years ended March 31, 2024 and March 31, 2025.

- *Liabilities:* The company liabilities totaled $18,578,000 for the fiscal year ended March 31, 2024 and $58,586,000 for the fiscal year ended March 31, 2025.

*For additional information regarding the issuer's financials, please review Exhibit A.

28. Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.
See Exhibit A

29. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
   i. In connection with the purchase or sale of securities?

ii. Involving the making of any false filing with the commission?
iii. Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal or paid solicitor of purchasers of securities?

2. Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
i. In connection with the purchase or sale of any security?
ii. Involving the making of any false filing with the Commission?
iii. Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal or paid solicitor of purchasers of securities?

3. Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
i. At the time of the filing this offering statement bars the person from:
   1. Association with an entity regulated by such commission, authority, agency or officer?
   2. Engaging in business of securities, insurance, or banking?
   3. Engaging in savings association or credit union activities?

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
i. Suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment advisor or funding portal?
ii. Places limitations on the activities, functions or operations of such person?
iii. Bars such person from being associated with any entity or from participating in the offering of any penny stock?

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
i. Any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the

Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisors Act of 1940 or any other rule or regulation thereunder?
ii. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Ace Green Recycling, Inc. answers 'NO' to all of the above questions.

Other Material Information

30. In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading. The following documents are being submitted as part of this offering:

Audited Financials: See Exhibit A

Offering Page: See Exhibit B

Subscription Agreement: See Exhibit C

Articles of Incorporation: See Exhibit D

Bylaws: See Exhibit E

Exhibit A

Audited Financial Statements (See attachment to Form C)

Exhibit B

Offering Page (See attachment to Form C)

Exhibit C

Subscription Agreement (See attachment to Form C)

Exhibit D

Articles of Incorporation (See attachment to Form C)

Exhibit E

Bylaws (See attachment to Form C)